Exhibit (g)(1)(vi)

The Bank of New York Mellon

One Wall Street

New York, NY 10286

Attention: Morven George

27 August 2018

To: Bank of New York Mellon

Baillie Gifford Funds, a Massachusetts business trust (the “Trust”)

The Bank of New York Mellon (“BNY Mellon”)

Re:                   U.S. Mutual Fund Transaction Processing Services

The Trust has entered into a Custody Agreement (the “Agreement”) with BNY Mellon.

Effective as of the date above, the Trust hereby directs and authorizes BNY Mellon, as agent for the Trust, to facilitate purchase, redemption or exchange orders (“Transactions”) for shares in U.S. open-end registered investment companies (each a “Fund”), in accordance with instructions from the Trust or its agent.

In connection with providing such mutual fund transaction processing services, the Trust acknowledges and agrees to the following:

1.                                      To facilitate Transactions, BNY Mellon may be required to enter into agreements with the Fund or other service providers as well as submit additional documents and information required by such Fund or service provider to process such Transactions.  The Trust or its agent shall provide reasonable assistance in completing any documentation requested by BNY Mellon or a Fund that is necessary to open an account and/or process any Transaction with a Fund.  BNY Mellon will not process any Transactions unless and until all required documentation, including, but not limited to, this letter, is completed by the Trust or its agent and delivered to BNY Mellon.

2.                                      In connection with each direction and authorization from the Trust or its agent relating to a Transaction, the Trust confirms the following:

(a)                                 The Trust is purchasing the Fund shares for its own account, or its agent is purchasing the Fund shares as agent for the Trust.

(b)                                 BNY Mellon may open an account at the Fund in its nominee name to facilitate Transactions but the Trust shall be deemed the beneficial owner of the shares of the Fund.

(c)                                  BNY Mellon has not exercised investment discretion in connection with the decision of the Trust or its agent to purchase, redeem or exchange the Fund shares that are the subject of the Transaction.

(d)                                 It is the responsibility of the Trust or its agent to review, understand and accept the terms of the prospectus for any Fund for which it directs BNY Mellon to process a Transaction, including the fees and expenses borne by the Trust.

(e)                                  BNY Mellon shall be responsible for accurate and timely performance of the mutual fund transaction processing services described in this letter.

(f)                                   BNY Mellon shall comply with (i) all instructions from the Trust or its agent in relation to Transactions and (ii) the requirements imposed by each Fund in relation to processing or facilitating Transactions.

(g)                                  BNY Mellon shall perform all tasks and take all necessary steps to facilitate the first investment by the Trust in any Fund, including all account opening tasks.

(h)                                 It is the responsibility of the Trust or its agent to comply with the relevant terms of the prospectus for each Fund for which it directs BNY Mellon to process a Transaction (excepting those referred to in paragraph (f) above), including, but not limited to, any relevant investor eligibility requirements, restrictions on frequent trading and redemption fee provisions.

(i)                                     The Trust agrees to be bound by any other terms and conditions of ownership of shares of the Fund required by a Fund.

3.                                      BNY Mellon may use the services of an unaffiliated service provider (“Service Provider”) to assist BNY Mellon with processing the Transactions with the Funds.  Each Fund or its investment adviser(s), distributor(s) and/or administrator(s) (each an “Agent”) may make payments to the Service Provider in connection with certain services provided to the Fund or Fund’s shareholders by the Service Provider and/or BNY Mellon (such as “shareholder servicing” fees), all or a portion of which may be paid by the Service Provider to BNY Mellon.  The Trust hereby consent to the receipt of fees by the Service Provider or BNY Mellon in connection with the Transactions described above.

4.                                      BNYM has confirmed to the Trust that the mutual fund transaction processing services shall form part of the services provided to the Trust pursuant to the Agreement (the “Custody Services”) and that BNYM shall be responsible for performance of the mutual fund transaction processing services in the same manner and to the same extent as the Custody Services.  The terms of the Agreement, including any limitations on liability provisions or indemnification provisions, shall govern any losses that the Trust or BNY Mellon incurs in connection with the provision of these mutual fund transaction processing services.

5.                                      The provision of the mutual fund transaction processing services shall terminate simultaneously with the termination of the Agreement, and may otherwise be terminated by the Trust giving to BNY Mellon a notice in writing specifying the date of such termination, which shall not be less than thirty (30) days after the date of such notice.

6.                                      A copy of the Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts. BNY Mellon acknowledges that the obligations of or arising out of this letter and/or the mutual fund transaction processing services are not binding upon any of the Trust’s Trustees, officers, employees, agents or shareholders individually. Assets and liabilities of each series fund of the Trust are separate and distinct and the obligations of or arising out of this letter and/or the mutual fund transaction processing services concerning a series fund are binding solely upon the assets or property of such series fund and not upon the assets or property of any other series fund.

Baillie Gifford Funds

By	/s/ Julie Paul
Name:	Julie Paul
Title:	Vice President
Date:	30 August 2018